                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             -----------------------

                                 AMENDMENT NO. 2
                                       TO
                                 SCHEDULE 14D-1

               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934

                             -----------------------

                             DE ANZA PROPERTIES - X
                            (Name of Subject Company)

                               MORAGA CAPITAL, LLC
                                MICHAEL L. ASHNER
                                 C.E. PATTERSON
                                    (Bidders)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)

                             -----------------------

Michael L. Ashner                               Copy to:
Jericho Associates, L.P.                        Mark I. Fisher, Esq.
100 Jericho Quandrangle, Ste. 214               Rosenman & Colin
Jericho, New York 11753                         575 Madison Avenue
                                                New York, New York  10022

                                                Copy to:
C.E. Patterson                                  Paul J. Derenthal, Esq.
MacKenzie Patterson Inc.                        Derenthal & Dannhauser
1640 School Street, Suite 100                   455 Market Street, Suite 1600
Moraga, California  94556                       San Francisco, California  94105
(510) 631-9100                                  (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO.   None  14D-1Page 2 of ___ Pages



1.Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person

MORAGA CAPITAL, LLC


2.Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)__
(b)__


3.SEC Use Only


4.Sources of Funds (See Instructions)

WC, AF


5.Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(e) or 2(f)
__


6.Citizenship or Place of Organization

Delaware


7.Aggregate Amount Beneficially Owned by Each Reporting Person  1,639


8.Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

--


9.Percent of Class Represented by Amount in Row (7)  7.2%


10.Type of Reporting Person (See Instructions)

OO

CUSIP NO.   None  14D-1Page 3 of ___ Pages



1.Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person

Michael L. Ashner


2.Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)__
(b)__


3.SEC Use Only


4.Sources of Funds (See Instructions)

AF


5.Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(e) or 2(f)
__


6.Citizenship or Place of Organization

United States


7.Aggregate Amount Beneficially Owned by Each Reporting Person      20


8.Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

--


9.Percent of Class Represented by Amount in Row (7)   0.09%


10.Type of Reporting Person (See Instructions)

IN

CUSIP NO.   None  14D-1Page 4 of ___ Pages



1.Name of Reporting Person
S.S. or I.R.S. Identification Nos. of Above Person

Charles Evans Patterson


2.Check the Appropriate Box if a Member of a Group
(See Instructions)

(a)__
(b)__


3.SEC Use Only


4.Sources of Funds (See Instructions)

AF


5.Check if Disclosure of Legal Proceedings is
Required Pursuant to Items 2(e) or 2(f)
__


6.Citizenship or Place of Organization

United States


7.Aggregate Amount Beneficially Owned by Each Reporting Person      1,629


8.Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

--


9.Percent of Class Represented by Amount in Row (7)   7.2%


10.Type of Reporting Person (See Instructions)

IN

         This Amendment No. 2 to Schedule 14D-1 amends the Schedule 14D-1 filed November 29, 1995 and amended by Amendment No. 1 dated December 13, 1995 (together the "Schedule") by Moraga Capital, LLC (the "Purchaser"), as set forth below.

Item 1. Security and Subject Company. Item 1(b) is amended to read in its entirety as follows:

         (b) This Schedule relates to the offer by Moraga Capital, LLC, a Delaware limited liability company (the "Purchaser"), to purchase up to 5,665 Units for cash at a price equal to $450 per Unit less the amount of any distributions made or declared with respect to the Units between November 29, 1995 and January 31, 1996, or such later date to which the Purchaser may extend the offer. By means of the press release dated December 29, 1995, a copy of which is included as Exhibit (a)(6) hereto (the "Press Release"), the Expiration Date of the offer is hereby extended to January 31, 1996, and is otherwise subject to the terms and conditions set forth in the Offer to Purchase dated November 29, 1995 and the related Letter of Transmittal, and the Letter to Unitholders dated December 29, 1995 (together, the "Offer to Purchase"), copies of which are attached to the Schedule as Exhibits (a)(1), (a)(2) and (a)(5), respectively. The Issuer had 22,640.5 Units outstanding as of September 30, 1995, according to its quarterly report on Form 10-Q for the quarter then ended.

Item 2. Identity and Background. Item 2 is hereby amended to read in its entirety as follows:

         (a)-(d) The information set forth in "Introduction," "Certain Information Concerning the Purchasers" and in Schedule I of the Offer to Purchase is incorporated herein by reference with respect to all Bidders hereunder.

         (e)-(g) The information set forth in "Certain Information Concerning the Purchasers" and Schedule I in the Offer to Purchase is incorporated herein by reference with respect to all Bidders hereunder. Other than as set forth in the Offer to Purchase, during the last five years, neither the Purchaser nor, to the best of the knowledge of the Purchaser, any person named on Schedule I to the Offer to Purchaser nor any affiliate of the Purchaser (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, Federal or state securities laws or finding any violation of such laws.

Item 3.  Past Contacts, Transactions or Negotiations with the Subject Company.

         (a)-(b) Since January 1, 1992, there have been no reportable contacts, transactions or negotiations between the Bidders hereunder or any of the persons identified in Item 2, on the one hand, and the Issuer or, to the knowledge of the Purchaser, any of the Issuer's affiliates or general partners, or any directors or executive officers of any such affiliates or general partners, on the other.

Item 5. Purpose of the Tender Offer and Plans or Proposals of the Bidder. Item 5 is hereby amended to read in its entirety as follows:

         (a)-(e) and (g) The information set forth under the caption "Future Plans" in the Offer to Purchase is incorporated herein by reference with respect to all Bidders hereunder.

         (f)     Not applicable.

Item 7. Contracts, Arrangements, Understandings or Relationships with Respect to the Subject Company's Securities.

         The information set forth in "Certain Information Concerning the Purchasers" of the Offer to Purchase is incorporated herein by reference with respect to all Bidders hereunder.

Item 10. Additional Information. Item 10(f) is hereby amended to read in its entirety as follows:

         (f) Reference is hereby made to the items constituting the Offer to Purchase, copies of which are attached hereto as Exhibits (a)(1), (a)(2) and
(a)(5) and which are incorporated herein in their entirety by reference.

Item 11. Material to be Filed as Exhibits. Item 11 is hereby amended to add the following exhibits to the Schedule:

         (a)(5)  Form of Letter to Unitholders dated December 29, 1995.

         (a)(6)  Form of Press Release dated December 29, 1995.

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 29, 1995

/s/ MICHAEL L. ASHNER
-----------------------------
Michael L. Ashner

/s/ C.E. PATTERSON
-----------------------------
C.E. Patterson

MORAGA CAPITAL, LLC

BY ITS MEMBERS:

JERICHO ASSOCIATES, L.P.

By:      /s/ MICHAEL L. ASHNER                              December 29, 1995
         -----------------------------                      -------------------
         Michael L. Ashner,                                 Date
         Its General Partner

MORAGA PARTNERS, INC.

By:      /s/ C.E. PATTERSON                                 December 29, 1995
         -----------------------------                      -------------------
         C.E. Patterson, President                          Date

CAL-KAN, INC.

By:      /s/ C.E. PATTERSON                                 December 29, 1995
         -----------------------------                      -------------------
         C.E. Patterson, President                          Date

LP SECONDARY MARKET FUND, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                -----------------------------               -------------------
                 C.E. Patterson, President                  Date

MACKENZIE SPECIFIED INCOME FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                 -----------------------------              -------------------
                 C.E. Patterson, President                  Date

MACKENZIE PATTERSON SPECIAL FUND,
  A CALIFORNIA LIMITED PARTNERSHIP

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                 -----------------------------              -------------------
                 C.E. Patterson, President                  Date

PREVIOUSLY OWNED MORTGAGE PARTNERSHIPS
  INCOME FUND 3, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                 -----------------------------              -------------------
                 C.E. Patterson, President                  Date

CFS SECONDARY MARKET FUND, L.P.

         By:     /s/ WILLIAM R. COUSINS                     December 29, 1995
                 -----------------------------              -------------------
                 William R. Cousins,                        Date
                 Its General Partner

MORAGA FUND 1, L.P.

By:      Moraga Partners, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                 -----------------------------              -------------------
                 C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD INCOME FUND I, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                 -----------------------------              -------------------
                 C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD INCOME FUND II, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                 -----------------------------              -------------------
                 C.E. Patterson, President                  Date

ACCELERATED HIGH YIELD GROWTH FUND I, L.P.

By:      MacKenzie Patterson, Inc.,
         Its General Partner

         By:     /s/ C.E. PATTERSON                         December 29, 1995
                 -----------------------------              -------------------
                 C.E. Patterson, President                  Date

                                  EXHIBIT INDEX

Exhibit          Description                                                Page
-------          -----------                                                ----
(a)(5)           Form of Letter to Unitholders Dated December 29, 1995

(a)(6)           Form of Press Release dated December 29, 1995